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Exhibit 23.1

                     Independent Accountants' Consent


We consent to incorporation by reference in the registration statement (Nos. 333-10069) on Form S-8 of Guess?, Inc. of our report dated March 7, 2001, except for the penultimate paragraph of note 10 and the second paragraph of note 7, which are as of March 15, 2001 and March 27, 2001, respectively, relating to the consolidated balance sheets of Guess?, Inc. and subsidiaries as of December 31, 2000, and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000, and the related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Guess?, Inc.



Los Angeles, California
March 30, 2001